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EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

        The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements.

	Twelve Months ended June 30,
Dollar Amounts in Thousands	2008	2007	2006	2005	2004
Ratio	(a)	(a)	(a)	(a)	(a)
Earnings
Add:
Pre-tax income from continuing operations adjusted for minority interests	$(27,259)	$(5,354)	$(6,101)	$(3,689)	$(383)
Fixed charges (see below)	9,998	7,990	2,458	27	2
Less:
Capitalized interest	(2,463)	(303)	—	—	—
Pre-tax earnings to cover preferred stock dividend	(6,379)	(4,952)	—	—	—

Total Earnings	$(25,864)	$(2,620)	$(3,643)	$(3,662)	$(381)

Fixed Charges
Interest expensed (includes amortization)	$1,155	$2,560	$2,426	$—	$—
Interest capitalized	2,463	303	—	—	—
Estimate of interest within rental expense	240	175	32	27	2
Pre-tax earnings to cover preferred stock dividend—Preferred dividend/(1-36%)	6,379	4,952	—	—	—

Total Fixed Charges	$10,238	$7,990	$2,458	$27	$2

(a)

Since the registrant has recorded a loss for all periods shown above, the ratio coverage was less than 1:1. In order to achieve a coverage ratio of 1:1, the registrant must generate the following earnings for each period as shown below.

Earnings to increase ratio to 1:1	$36,102	$10,609	$6,101	$3,689	$383

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  EXHIBIT 12.1